Exhibit 4.5
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following describes the classes of the registrant’s securities registered under Section 12 of the Securities Exchange Act of 1934, as amended. References to “American Express,” the “Company,” “we,” “us” or “our” refer solely to American Express Company, unless we state or the context implies otherwise.
Common Shares
The following briefly summarizes certain of the material terms of the common shares, par value $0.20 per share, of American Express Company (the “common shares”). The following description of the common shares does not purport to be complete and is subject to, and qualified in its entirety by reference to the applicable provisions of our amended and restated certificate of incorporation and our by-laws, which are attached as exhibits to our Annual Report on Form 10-K, and the New York Business Corporation Law (the “NYBCL”).
We are authorized to issue up to 3,600,000,000 common shares, par value $0.20 per share. The common shares are listed on the New York Stock Exchange (the “NYSE”) under the trading symbol AXP.
Dividends. Subject to the prior rights of holders of any preferred shares, holders of common shares are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose.
Liquidation Rights. In the event of our liquidation, dissolution or winding up, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of common shares are entitled to ratable distribution of the remaining assets available for distribution to shareholders.
Voting Rights. Each common share is entitled to one vote on all matters submitted to a vote of shareholders. Holders of the common shares do not have cumulative voting rights.
No Redemption Provisions. The common shares are not subject to redemption by operation of a sinking fund or otherwise.
No Preemptive Rights. Holders of common shares are not entitled to preemptive rights.
No Assessment. The issued and outstanding common shares are fully paid and non-assessable.
Transfer Agent and Registrar. The transfer agent and registrar for the common shares is Computershare.

Certain provisions of our amended and restated certificate of incorporation and our by-laws as well as the NYBCL may have the effect of encouraging persons considering unsolicited tender offers or unilateral takeover proposals for us to negotiate with the Board of Directors and could thereby have an effect of delaying, deferring or preventing a change in control. These provisions include:
Authorized But Unissued Shares. The authorized but unissued common shares could be issued without stockholder approval in transactions that might prevent or render more difficult or costly the completion of a takeover transaction. In this regard, our amended and restated certificate of incorporation grants the Board of Directors broad corporate power to establish the rights and preferences of preferred stock, one or more classes or series of which could be issued which would entitle holders to exercise rights which could have the effect of impeding a takeover, including rights to convert or exchange the stock into common shares or other securities or to demand redemption of the stock at a specified price under prescribed circumstances related to a change of control.
Advance Notice By-law. Under our by-laws, written notice of any proposal to be presented by any shareholder or any person to be nominated by any shareholder for election as a director must be received by our corporate secretary at our principal executive offices not less than 90 nor more than 120 days prior to the anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is not within 25 days before or after such anniversary date, such notice must be received not later than 10 days following the day on which the date of the meeting is first disclosed to the shareholders or publicly, whichever occurs first.
Anti-Takeover Provisions under New York Law. We are subject to Section 912 of the NYBCL. With specified exemptions, this statute prohibits a New York corporation listed on a national securities exchange from engaging in a business combination (as defined in Section 912(a)(5)) with an interested stockholder (generally, a person that, together with its affiliates and associates, owns 20 percent or more of the corporation's voting stock) for a period of five years after the date of the transaction in which the person became an interested stockholder.
Notes
The following briefly summarizes certain of the material terms of American Express Company’s 3.422% Fixed-to-Floating Rate Notes due May 20, 2032 (the “notes”). The following description of the notes does not purport to be complete and is subject to, and qualified in its entirety by reference to the applicable provisions of the indenture (as defined below), which is attached as an exhibit to our Annual Report on Form 10-K, and the notes, a form of which is attached as an exhibit to our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 20, 2025.
The notes are senior debt securities issued under our senior debt indenture dated as of August 1, 2007, as supplemented by the first supplemental indenture thereto dated as of February 12, 2021 and by the second supplemental indenture thereto dated as of May 1, 2023 (the senior debt indenture, as so supplemented, the “indenture”).

The notes are our senior unsecured obligations and rank prior to all present and future subordinated indebtedness of the Company and on an equal basis with all other present and future senior unsecured indebtedness of the Company.
The Notes
We have €1,000,000,000 aggregate principal amount of the notes issued and outstanding as of December 31, 2025. The notes were initially issued on May 20, 2025 and will mature on May 20, 2032.
We issued the notes in the form of one or more fully registered global notes in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof. We deposited the notes with, or on behalf of, the clearing systems and registered the notes in the name of the clearing systems.
The notes are listed on the NYSE under the trading symbol AXP32.
Interest
We will pay interest on the notes (i) from, and including, May 20, 2025, to, but excluding, May 20, 2031 (the “fixed rate period”) at a rate per annum equal to 3.433%, payable annually in arrears on May 20 of each year (each a “Fixed Rate Interest Payment Date”), beginning May 20, 2026, and ending on May 20, 2031, and (ii) from, and including, May 20, 2031 to, but excluding, May 20, 2032 (the “floating rate period”) at a rate per annum equal to three-month EURIBOR (as defined below) plus 1.102%, payable quarterly in arrears on February 20, May 20, August 20 and November 20 (each a “Floating Rate Interest Payment Date” and together with each Fixed Rate Interest Payment Date, each an “Interest Payment Date”), beginning August 20, 2031 and ending on the maturity date.
Interest will be paid to the persons in whose names such notes are registered on the fifteenth day (whether or not a Business Day (as defined below)) immediately preceding each Interest Payment Date, except that interest payable at maturity or upon redemption or repayment will be payable to the person to whom the principal of the note is paid. During the fixed rate period, interest on the notes will be computed on the basis of (i) the actual number of days in the period for which interest is being calculated and (ii) the actual number of days from, and including, the last date on which interest was paid on the notes (or May 20, 2025 if no interest has been paid on the notes), to, but excluding, the next scheduled Interest Payment Date, as the case may be. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Markets Association. During the floating rate period, interest on the notes will be computed in the manner described below under “Information about EURIBOR.”
Interest payments will be made in an amount equal to the interest accrued from, and including, the immediately preceding Interest Payment Date in respect of which interest has been paid or from, and including, the date of issue, if no interest has been paid, to, but excluding, the applicable Interest Payment Date (including, as applicable, the maturity date or a redemption date). On the maturity date of the notes, holders will be entitled to receive 100% of the principal amount of the notes plus accrued and unpaid interest, if any.

If any day on which a payment with respect to the fixed rate period is due (including a redemption date) is not a Business Day, then the holder of the note shall not be entitled to payment of the amount due until the next Business Day and shall not be entitled to any additional principal, interest or other payment as a result of such delay. We refer to the foregoing Business Day convention as the “Following Unadjusted Business Day Convention.” If any day on which a payment with respect to the floating rate period is due (including the maturity date or a redemption date) is not a Business Day, then the applicable Floating Rate Interest Payment Date (including, as applicable, the maturity date or a redemption date) will be postponed to the next succeeding Business Day unless that Business Day is in the next succeeding calendar month, in which case the applicable Floating Rate Interest Payment Date will be the immediately preceding Business Day; provided that, if any such Floating Rate Interest Payment Date is postponed or brought forward as described above, the interest amount will be adjusted accordingly and the holder will be entitled to more or less interest, respectively. We refer to the foregoing Business Day convention as the “Modified Following Business Day Convention.” As further described herein, on each Floating Rate Interest Determination Date (as defined below) relating to the applicable Floating Rate Interest Payment Date, the calculation agent will calculate the amount of accrued interest payable on the notes by multiplying (i) the outstanding principal amount of the notes by (ii) the product of (a) the interest rate for the relevant Floating Rate Interest Period (as defined below) multiplied by (b) the quotient of the actual number of calendar days in such Floating Rate Interest Period divided by 360. In no event will the interest on the notes be less than zero.
“Floating Rate Interest Period” means (i) the period from, and including, any Floating Rate Interest Payment Date (or, with respect to the initial Floating Rate Interest Period only, from, and including, the preceding Interest Payment Date) to, but excluding, the next succeeding Floating Rate Interest Payment Date; (ii) in the case of the last such period, from, and including, the Floating Rate Interest Payment Date immediately preceding the maturity date to, but excluding, such maturity date; or (iii) in the event of any redemption of any notes, from, and including, the Floating Rate Interest Payment Date immediately preceding the redemption date to, but excluding, such redemption date.
Information about EURIBOR
EURIBOR is a daily reference rate based on the rate at which banks lend euro to each other in the euro interbank market. “Three-month EURIBOR” with respect to any Floating Rate Interest Period means, for the relevant Floating Rate Interest Determination Date, the rate for deposits in euros as sponsored, calculated and published jointly by the European Banking Federation and ACI – The Financial Market Association, or any company established by the joint sponsors for purposes of compiling and publishing those rates, for an index maturity of three months as that rate appears on the display on Thomson Reuters Eikon (“Reuters”), or any successor service, on page EURIBOR01 or any other page as may replace page EURIBOR01 on that service (the “Designated Screen Page”), which is commonly referred to as “Reuters Page EURIBOR01” as of 11:00 a.m., Brussels time on such Floating Rate Interest Determination Date.

The following procedures will be followed if the rate cannot be determined as described above:

•If the above rate does not appear, the calculation agent will request the principal Euro-zone office of each of four major banks in the Euro-zone interbank market, as selected by us or our designee, after consultation with us, to provide the calculation agent with its offered rate for deposits in euros, at approximately 11:00 a.m., Brussels time, on the Floating Rate Interest Determination Date, to prime banks in the Euro-zone interbank market having a maturity of three months commencing on the applicable Interest Determination Date (as defined below), and in a principal amount not less than the equivalent of U.S.$1 million in euros that is representative of a single transaction in euro, in that market at that time. If at least two quotations are provided, EURIBOR will be the arithmetic mean of those quotations.
•If fewer than two quotations are provided, EURIBOR will be the arithmetic mean of the rates quoted by four major banks in the Euro-zone interbank market, as selected by us or our designee, after consultation with us, at approximately 11:00 a.m., Brussels time, on the applicable Floating Rate Interest Determination Date for loans in euros to leading European banks having a maturity of three months commencing on that Interest Determination Date in a principal amount not less than the equivalent of U.S.$1 million in euros.
•If the banks so selected by us or our designee are not quoting as set forth above, EURIBOR for that Floating Rate Interest Determination Date will remain EURIBOR for the immediately preceding Floating Rate Interest Period.
Notwithstanding the foregoing, if we, in our sole discretion, or our designee, after consultation with us, determine that a EURIBOR Benchmark Event (as defined below) has occurred, the calculation agent will use, as a substitute for EURIBOR and for each future Floating Rate Interest Determination Date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) consistent with accepted market practice (the “Alternative Rate”). As part of such substitution, we or our designee will make such adjustments to the Alternative Rate or the spread thereon, as well as the business day convention, Floating Rate Interest Determination Dates, the method for determining the fallback interest rate and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt securities such as the notes. If, however, we or our designee determine that no such Alternative Rate exists on the relevant date, we or our designee shall make a determination of an alternative rate as a substitute for EURIBOR for debt securities such as the notes, as well as the spread thereon, the business day convention, the method for determining the fallback interest rate and the Floating Rate Interest Determination Dates, that is consistent with accepted market practice.

Certain Definitions
“Business Day” for purposes of the notes means each Monday, Tuesday, Wednesday, Thursday or Friday (i) that is not a day on which banking institutions in The City of New York or The City of London are authorized or obligated by law or executive order to close and (ii) on which the Trans-European Automated Real-time Gross Settlement Express Transfer system, or the TARGET2 system, or any successor thereto, operates.
“EURIBOR Benchmark Event” means:
(a)EURIBOR has ceased to be published on the Designated Screen Page as a result of it ceasing to be calculated or administered; or
(b)a public statement by the administrator of EURIBOR that it will cease publishing the EURIBOR permanently or indefinitely (in circumstances where no successor administrator has been appointed that will continue publication of EURIBOR); or
(c)a public statement by the supervisor of the administrator of EURIBOR that EURIBOR has been or will be permanently or indefinitely discontinued; or
(d)a public statement by the supervisor of the administrator of EURIBOR that means that EURIBOR will be prohibited from being used or that its use will be subject to restrictions or adverse consequences; or
(e)a public statement by the supervisor of the administrator of EURIBOR that, in the view of such supervisor, EURIBOR is no longer representative of an underlying market; or
(f)it has or will become unlawful for the calculation agent or us to calculate any payments due to be made to any holder using EURIBOR (including, without limitation, under the Benchmarks Regulation (EU) 2016/1011, if applicable), provided that the EURIBOR Benchmark Event shall be deemed to occur only (i) in the case of paragraphs (b) and (c) above, on the date of the cessation of EURIBOR or the discontinuation of EURIBOR, as the case may be, (ii) in the case of paragraph (d) above, on the date of prohibition of use of EURIBOR and (iii) in the case of paragraph (e) above, on the date with effect from which EURIBOR will no longer be (or will be deemed by the relevant supervisor to no longer be) representative of its underlying market and specified in the public statement, and, in each case, not the date of the public statement.

“Euro-zone” means the region comprising Member States of the European Union that have adopted the single currency in accordance with the relevant treaty of the European Union, as amended.
“Floating Rate Interest Determination Date” means the second TARGET Business Day prior to the first day of each applicable Floating Rate Interest Period.

“Interest Determination Date” means the first day of each applicable Floating Rate Interest Period; provided that, if any Interest Determination Date is not a Business Day, then the Modified Following Business Day Convention shall apply.
“TARGET Business Day” means a day on which TARGET2 is open for the settlement of payment in euro. TARGET2 is the Trans-European Automated Real-Time Gross Settlement Express Transfer payment system, which utilizes a single shared platform and was launched on November 19, 2007.
Issuance in Euro; Payment on the Notes
All payments of principal and interest, including payments made upon any redemption of the notes, and additional amounts, if any, in respect of the notes will be payable in euros; provided that, if the euro is unavailable in our good faith judgment for such payments due to the imposition of exchange controls or other circumstances beyond our control (including the dissolution of the euro) or no longer being used by the then-member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available or so used.
The amount otherwise payable by us on any date in euros would be converted into U.S. dollars at a rate mandated by The Board of Governors of the Federal Reserve System as of the close of business on the second Business Day prior to the relevant payment date or, if The Board of Governors of the Federal Reserve System has not announced a rate of conversion, on the basis of the most recent U.S. dollar/euro exchange rate published in The Wall Street Journal on or prior to the second Business Day prior to the relevant payment date or, in the event The Wall Street Journal has not published such exchange rate, the rate will be determined in our sole discretion on the basis of the most recently available market exchange rate for euros. If applicable laws or regulations of the member states of the European Union (including official pronouncements applying those laws or regulations) mandated, in our good faith determination, the use of a specific exchange rate for these purposes, in which case we would apply the exchange rate so mandated. Any payment in respect of such notes made under such circumstances in U.S. dollars will not constitute an event of default under the notes or the indenture under which the notes have been issued.
All determinations referred to above made by us will be at our sole discretion and shall be conclusive and binding on the holders of the notes, absent manifest error.
Investors will be subject to foreign exchange risks as to payments on the notes that may have important economic and tax consequences to them.
Calculation Agent
We have appointed The Bank of New York Mellon, London Branch to act as the calculation agent for the notes during the floating rate period (unless we have redeemed all the outstanding notes). All calculations made by the calculation agent for the purposes of calculating interest on the notes during the floating rate period shall be conclusive and binding on the holders of such notes, the trustee and us, absent manifest error.

Optional Redemption
The notes are not subject to repayment at the option of the holders at any time prior to maturity.
We may redeem the notes, on at least 5 days’ and no more than 60 days’ prior written notice, under the circumstances described below.
Par Call Redemption of the Notes on May 20, 2031 or During the Three-Month Period Prior to the Maturity Date
We may, at our option, redeem the notes (i) in whole but not in part on May 20, 2031 or (ii) in whole or in part during the three-month period prior to the maturity date (each such date, a “Par Call Date”), in each case at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.
Make-Whole Redemption of the Notes
We may, at our option, redeem the notes in whole or in part on or after November 20, 2025 (or if additional notes are issued after May 20, 2025, on or after the date that is six months after the issue date of such additional notes) and prior to May 20, 2031, at a redemption price equal to the greater of:

(i)	100% of the principal amount of the notes to be redeemed; and

(ii)	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) if such notes matured on the earliest Par Call Date, discounted to the redemption date on an annual basis (based on the ACTUAL/ACTUAL (ICMA) payment convention, as defined in the rulebook of the International Capital Markets Association), at the applicable Comparable Government Bond Rate described below plus 20 basis points, plus, in each case, any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.
“Comparable Government Bond Rate” means, with respect to any redemption date, the rate per annum equal to the yield to maturity, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), on the third Business Day prior to the date fixed for redemption, of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an independent investment bank selected by us.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, a bond that is a direct obligation of the Federal Republic of Germany (the “German government bond”) (Bundesanleihe) selected by an independent investment bank chosen by us as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed (assuming that such notes to be redeemed matured on the applicable Par Call Date) or such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by us, determine to be appropriate for determining the Comparable Government Bond Rate.
When we use the term “remaining scheduled payments,” we mean, with respect to any note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an Interest Payment Date with respect to such note, the amount of the next scheduled interest payment thereon will be reduced (solely for the purpose of this calculation) by the amount of interest accrued thereon to such redemption date.

We will calculate the redemption price, which calculation will be binding and conclusive absent manifest error. Neither the trustee nor the calculation agent shall be responsible for, or have any responsibility to determine or make any calculations in connection with, any make-whole redemption unless such entity agrees to undertake such action in writing.
In the case of any optional redemption of only part of the notes at the time outstanding, the notes to be redeemed will be selected not more than 60 days prior to the redemption date in accordance with the procedures of Clearstream Banking S.A. and Euroclear Bank SA/NV.
Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.
Redemption Upon a Tax Event
If, as a result of (a) any change in (including any announced prospective change), or amendment to, the laws (including any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in (including any announced prospective change), or amendment to, any official position regarding the application or interpretation of such laws, which change or amendment is announced or becomes effective on or after May 13, 2025, or (b) a taxing authority of the United States taking any action, or such action becoming generally known, on or after May 13, 2025, whether or not such action is taken with respect to us or any of our affiliates, there is in either case a material increase in the probability that we will or may be required to pay additional amounts as described herein under the heading “—Payment of Additional Amounts” (any of the foregoing, a “Tax Event”) with respect to the notes, then we may in either case, at our option, redeem the notes in whole but not in part at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

In order to exercise this right, we must determine, in our business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to us, not including substitution of the obligor under the notes. Prior to the publication of any notice of redemption, we will deliver to the trustee an officer’s certificate stating that we are entitled to effect a redemption and setting forth a statement of facts showing that the conditions precedent to our right to so redeem have occurred and an opinion of counsel to that effect based on that statement of facts.
Payment of Additional Amounts
We will, subject to the exceptions and limitations set forth below, pay as additional interest on the notes such additional amounts as are necessary in order that the net payment by us or a paying agent of the principal of and interest on the notes to a holder who is a beneficial owner of a note that is an individual, corporation, foreign estate, or foreign trust that is not a U.S. holder, after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount that would have been payable had no such withholding or deduction been required.
However, our obligation to pay additional amounts shall not apply:

•	(1) to a tax, assessment or governmental charge that would not have been imposed but for the beneficial owner or the holder, or a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, the holder if the holder is an estate, trust, partnership, limited liability company, corporation or other entity, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

•	(a) being or having been present or engaged in a trade or business in the United States or having or having had a permanent establishment in the United States;

•	(b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

•	(c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States, a corporation that has accumulated earnings to avoid United States federal income tax or a private foundation or other tax-exempt organization; or

•	(d) being or having been a “10-percent shareholder” of the Company as defined in section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”) or any successor provision or being or having been a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code or any successor provision;

•	(2) to any beneficial owner that is not the sole beneficial owner of a note, or a portion thereof, or that is a fiduciary, partnership, limited liability company or other fiscally transparent entity, but only to the extent that a beneficiary or settlor with respect to the fiduciary, or a beneficial owner or member of the partnership, limited liability company or other fiscally transparent entity, would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

•	(3) to a tax, assessment or governmental charge (including backup withholding) that would not have been imposed but for the failure of the holder or beneficial owner or any other person to comply with certification, information, documentation, reporting or other similar requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner or other person, if compliance is required by statute or by regulation of the United States Department of the Treasury, without regard to any tax treaty, or by an applicable income tax treaty to which the United States is a party as a precondition to partial or complete relief or exemption from such tax, assessment or other governmental charge (including, but not limited to, the failure to provide United States Internal Revenue Service, or IRS, Form W-8BEN-E, W-8BEN, W-8ECI or any subsequent versions thereof), or any other certification, information, documentation, reporting or other similar requirement under United States income tax laws or regulations or intergovernmental agreements (including entering into and complying with an agreement with the U.S. Internal Revenue Service to report information or complying with any similar reporting requirements imposed by an intergovernmental agreement) that would establish entitlement to otherwise applicable relief or exemption from any tax, assessment or governmental charge;

•	(4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by us or a paying agent from the payment;

•	(5) to a tax, assessment or governmental charge that would not have been imposed or withheld but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 10 days after the payment becomes due or is duly provided for, whichever occurs later;

•	(6) to a tax, assessment or governmental charge that is imposed or withheld by reason of the presentation of a note for payment more than 30 days after the date on which such payment becomes due or is duly provided for, whichever occurs later;

•	(7) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

•	(8) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any note, if such payment can be made without such withholding by any other paying agent;

•	(9) to any tax that would not have been imposed, withheld or deducted but for a change in any law, treaty, regulation, or administrative or judicial interpretation that becomes effective after the applicable payment becomes due or is duly provided for, whichever occurs later;

•	(10) to any tax imposed by the Foreign Account Tax Compliance Act pursuant to Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b) of the Code and any intergovernmental agreements (and related legislation or official administrative guidance) implementing the foregoing; or

•	in the case of any combination of items (1), (2), (3), (4), (5), (6), (7), (8), (9) and (10).
For purposes of clauses (1)-(10) above, references to the “holder or beneficial owner” of a note include a fiduciary, settlor, beneficiary or person holding power over such holder or beneficial owner, if such holder or beneficial owner is an estate or trust, or a partner, member or shareholder of such holder or beneficial owner, if such holder or beneficial owner is a partnership, limited liability company or corporation.
The notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading “— Payment of Additional Amounts” we shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.
Further Issues
We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking on an equal basis with the previously issued notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except, in some circumstances, for the first payment of interest following the issue date of such further notes). Such further notes shall be consolidated and form a single series with the previously issued notes and shall have the same terms as to status, redemption or otherwise as such notes.

Indenture Provisions
Certain provisions of the indenture governing debt securities issued thereunder, including the notes, are described as follows.

Modification of the Indenture
We may make modifications and amendments to the indenture with respect to one or more series of debt securities by supplemental indentures without the consent of the holders of those debt securities in the following instances:

•to evidence the succession of another corporation to us and the assumption by such successor of our obligations under the indenture;
•to add to or modify our covenants or Events of Default (as defined below) for the benefit of the holders of the debt securities;
•to convey, transfer, assign, mortgage or pledge any property to or with the trustee;
•to surrender any right or power conveyed by the indenture upon us;
•to establish the form or terms of the debt securities of any series;
•to cure any ambiguity, to correct or supplement any provision that may be defective or inconsistent with any other provision or make any other provisions with respect to matters or questions arising under the indenture that will not adversely affect the interests of the holders in any material respect;
•to modify, eliminate or add to the provisions of the indenture as necessary to qualify it under any applicable federal law;
•to name, by supplemental indenture, a trustee other than The Bank of New York Mellon for a series of debt securities;
•to provide for the acceptance of appointment by a successor trustee;
•to add to or modify the provisions of the indenture to provide for the denomination of debt securities in foreign currencies;
•to supplement any provisions of the indenture as is necessary to permit or facilitate the defeasance and discharge of any debt securities as described below;
•to prohibit the authentication and delivery of additional series of debt securities;
•to modify the provisions of the indenture in accordance with amendments to the Trust Indenture Act of 1939, as amended, provided that such modifications do not materially affect the interests of security holders;
•to modify the provisions of the indenture provided that such modifications do not apply to any outstanding security; or
•to provide for the issuance of securities in bearer form.
Any other modifications or amendments of the indenture by way of supplemental indenture require the consent of the holders of a majority in principal amount of the debt securities at the time outstanding of each series affected. However, no such modification or amendment may, without the consent of the holder of each debt security affected thereby:
•modify the terms of payment of principal, premium or interest;
•reduce the percentage of holders of debt securities necessary to modify or amend the indenture or waive our compliance with any restrictive covenant;

•modify the provisions governing supplemental indentures with consent of holders or waiver of past defaults, except to increase the percentage of consents required to provide that certain other provisions cannot be varied without unanimous consent; or
•subordinate the indebtedness evidenced by the debt securities to any of our other indebtedness.
Defeasance of the Indenture and Debt Securities
The indenture permits us to be discharged from our obligations under the indenture and with respect to a particular series of debt securities if we comply with the following procedures. This discharge from our obligations is referred to herein as defeasance.
Unless the terms of the debt securities provide otherwise, if we deposit with the trustee sufficient cash and/or government securities to pay and discharge the principal and premium, if any, and interest, if any, to the date of maturity of such series of debt securities, then from and after the ninety-first day following such deposit:

•we will be deemed to have paid and discharged the entire indebtedness on the debt securities of any such series; and
•our obligations under the indenture with respect to the debt securities of that series will cease to be in effect, except for certain obligations to register the transfer or exchange of the debt securities of that series, replace stolen, lost or mutilated debt securities of that series, maintain paying agencies and hold moneys for payment in trust.
The indenture also provide that the defeasance will not be effective unless we deliver to the trustee a written opinion of our counsel to the effect that holders of the debt securities subject to defeasance will not recognize gain or loss on those debt securities for federal income tax purposes solely as a result of the defeasance and that the holders of those debt securities will be subject to federal income tax in the same amounts and at the same times as would be the case if the defeasance had not occurred.
Following the defeasance, holders of the applicable debt securities would be able to look only to the trust fund for payment of principal and premium, if any, and interest, if any, on their debt securities.

Restrictions as to Liens
The indenture includes a covenant providing that we will not at any time directly or indirectly create, or allow to exist or be created, any mortgage, pledge, encumbrance or lien of any kind upon:

•any shares of capital stock owned by us of American Express Travel Related Services Company, Inc. and any one or more of our subsidiaries that succeeds to all or substantially all of the business or ownership of the property of such company, so long as it continues to be our subsidiary, which we refer to as the “principal subsidiary”; or

•any shares of capital stock owned by us of a subsidiary that owns, directly or indirectly, capital stock of the principal subsidiary.
However, liens of this nature are permitted if we provide that the debt securities will be secured by the lien equally and ratably with any and all other obligations also secured, for as long as any other obligations of that type are so secured. Also, we may incur or allow to exist upon the stock of the principal subsidiary liens for taxes, assessments or other governmental charges or levies which are not yet due or are payable without penalty or which we are contesting in good faith, or liens of judgments that are on appeal or are discharged within 60 days.
This covenant will cease to be binding on us with respect to any series of the debt securities to which this covenant applies following discharge of those debt securities.

Events of Default, Covenant Breaches, Notice and Waiver
The indenture provides holders of debt securities with remedies if we fail to perform specific obligations, such as making payments on such debt securities. You should review these provisions carefully in order to understand what constitutes an Event of Default under the indenture.
Unless otherwise specified in the terms of the debt securities, an “Event of Default” (collectively, the “Events of Default”) with respect to any series of debt securities includes any one of the following events:
(1)default for 30 days in the payment of the principal of, or premium, if any, on any debt security of that series when it is due and payable;
(2)default for 30 days in the payment of an installment of interest, if any, on any debt security of that series; and
(3)certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of us or our property (“Bankruptcy Event of Default”).
Subject to the following two paragraphs, no other defaults under or breaches of the indenture or any debt securities will result in an Event of Default, whether after notice, the passage of time or otherwise and therefore none of such events (even if constituting a Covenant Breach (as defined below)) will result in a right of acceleration of payment of the outstanding principal amount or interest of such debt securities, including the notes. However, certain events may give rise to a Covenant Breach, as described below.
We may change, eliminate or add to the Events of Default with respect to any particular series of debt securities, as indicated in the terms of such debt securities. For the avoidance of doubt, the only Events of Default with respect to the notes are those set forth above.
The debt securities issued by us prior to May 1, 2023 (the “Pre-May 2023 Debt Securities”) provide acceleration rights for nonpayment of principal, premium (if any), or interest or any sinking fund payment, for certain events relating to the bankruptcy, insolvency or reorganization of American Express Company and for our failure to perform any other covenant for 60 days after we have received written notice of such failure. The Pre-May 2023 Debt Securities also require a 30-day cure period before a nonpayment of interest becomes an Event of Default and acceleration rights become exercisable with respect to such nonpayment, but no such cure period for nonpayment of principal or premium, if any. In addition, debt securities issued by us prior to February 12, 2021 (the “Pre-2021 Debt Securities”) also contain a cross-default Event of Default. Holders of the notes do not have the benefit of the acceleration rights applicable to the Pre-May 2023 Debt Securities and the cross-default Event of Default that is applicable to the Pre-2021 Debt Securities.
Unless otherwise specified in the terms of the debt securities, a “Covenant Breach” with respect to any series of debt securities (including the notes) includes (i) default for 60 days after written notice to us in the performance of any covenant (other than nonpayment of principal, premium (if any) or interest) in respect of the debt securities of that series; or (ii) default in making a sinking fund payment or analogous obligation, if any, when due and payable.
We may change, eliminate or add to the definition of “Covenant Breach” with respect to any particular series of debt securities, as indicated in to the terms of such series.
A Covenant Breach shall not be an Event of Default with respect to any debt security except to the extent otherwise specified in or provided pursuant to, the indenture or a supplement thereto, with respect to such series of debt securities. For the avoidance of doubt, the only Covenant Breaches with respect to the notes are those set forth above.
An Event of Default or a Covenant Breach with respect to a particular series of debt securities does not necessarily constitute an Event of Default or a Covenant Breach with respect to any other series of debt securities. The trustee may withhold notice to the holders of any series of debt securities (including the notes) of any default with respect to that series, except in the payment of principal, premium or interest, if it considers such withholding to be in the interests of the holders of that series.
If an Event of Default with respect to any series of debt securities has occurred and is continuing, the trustee, or the holders of 25 percent in aggregate principal amount of such series, may declare the principal amount of such series to be due and payable immediately. Subject to certain conditions, this declaration may be annulled by the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of such series. For the notes, such acceleration will not be permitted for reasons other than a Bankruptcy Event of Default or a specified payment default that constitutes an Event of Default in respect of the notes. Neither the trustee nor any holders of such debt securities will have any enforcement right or other remedy in respect of any Covenant Breach except as described below.
If an Event of Default or a Covenant Breach occurs under the indenture, the trustee may, in its discretion, proceed to enforce its rights, including under any covenant. For avoidance of doubt, the remedies available to the trustee and the holders include a right of acceleration only in the case of an Event of Default. There is no right of acceleration in the case of a Covenant Breach.

The indenture contains a provision entitling the trustee to be indemnified to its reasonable satisfaction by the holders before exercising any right or power under the indenture at the request of any of the holders. The indenture provides that the holders of a majority in principal amount of the debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee with respect to debt securities of that series. The right of a holder to institute a proceeding with respect to the indenture is subject to certain conditions precedent including notice and indemnity to the trustee. However, the holder has an absolute right to receipt of principal and premium, if any, at maturity and interest on any overdue principal and interest or to institute suit for the enforcement thereof.
The holders of not less than a majority in principal amount of the outstanding debt securities of any series under the indenture may on behalf of the holders of all the debt securities of that series waive any past defaults, except a default in payment of the principal of or premium, if any, or interest, if any, on any debt security of that series and a default in respect of a covenant or provision of the indenture that cannot be amended or modified without the consent of the holder of each debt security affected.
We are required by the indenture to furnish to the trustee an annual statement as to the fulfillment of our obligations under the indenture.

Consolidation, Merger, Transfer of Assets
The indenture provides that, unless we are the surviving corporation, we may not consolidate with or merge into another person or convey, transfer or lease all or substantially all of our properties and assets to any person or group or permit any person to consolidate with or merge into us or convey, transfer or lease all or substantially all of its properties and assets to us unless:
(1)such person is a corporation, partnership or trust organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and expressly assumes, by a supplemental indenture, the due and punctual payment of the principal of (and premium, if any) and interest on all debt securities under the indenture (including the notes) and the performance of every one of our covenants in the indenture;
(2)immediately after giving effect to such transaction, and treating any indebtedness which becomes our obligation as a result of such transaction as having been incurred by us at the time of such transaction, no Event of Default or Covenant Breach, and no event that, after notice or lapse of time, or both, would become an Event of Default or Covenant Breach, shall have occurred and be continuing; and
(3)the Company has delivered to the trustee certain required documentation.
Trustee, Paying Agent and Registrar
The Bank of New York Mellon, located at 240 Greenwich Street, 7E, New York, New York 10286, is the trustee under the indenture with respect to the notes and the registrar for the notes.

The Bank of New York Mellon, London Branch, is the paying agent with respect to the notes and the calculation agent for the notes during the floating rate period as described above under “— Calculation Agent.” We and our affiliates have entered, and from time to time may continue to enter, into investment banking, banking or other relationships with The Bank of New York Mellon or its affiliates. For example, The Bank of New York Mellon and its affiliates provide custodial services to us, extend credit to us and provide corporate trust services to us and our affiliates. We and our affiliates may have other customary banking relationships (including other trusteeships) with the trustee.
Governing Law
The notes and the indenture are governed by and construed in accordance with the laws of the State of New York. Actions relating to the notes and indenture may be brought in the state or federal courts in New York.